

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 7, 2008

Mr. Larry A. Hornbrook
Vice President and Chief Financial Officer
Aztec Oil & Gas, Inc.
One Riverway, Suite 1700
Houston, TX 77056

> **Re: Aztec Oil & Gas, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended August 31, 2007**
> **Filed January 3, 2008**
> **File No. 0-32015**

Dear Mr. Hornbrook:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended August 31, 2007

General

1.   We are requesting various revisions to your filing which are discussed in greater detail in the comments that follow. When preparing amendments to your periodic reports, you should indicate the amendment number on the cover of the report to comply with Rule 12b-15 of Regulation 12B. You should also include an explanatory paragraph at the forefront of your document explaining the reasons you are amending the report, and referring readers to specific locations within the document where further details are presented. Although you did not properly label your first amendment to the 10-KSB, your next amendment should be identified as Amendment 2.

Management's Discussion and Analysis or Plan of Operation, page 11

2.   We note your disclosure stating, "For the twelve months ended August 31, 2007, the Company had oil and gas revenue of $114,706 as compared to $6,049 for the same period last year." Please expand your disclosure to discuss the underlying reasons for the significant increase in your revenues in accordance with Item 303(b)(1)(vi) of Regulation S-B.

Audit Opinion, page 12

3.   We note you have not included an audit report for your fiscal year ended August 31, 2006. Once you have obtained permission from your auditors, and a re-issuance of the audit report, please amend your filing to include the report within the document.

        In addition, we note that your auditors have placed reliance on the work of other auditors in rendering their audit opinion on the inception-to-date information, covering the period from January 24, 1986 (inception) through August 31, 2003. Given this reliance, you will need to include the reports of the prior auditors upon whom reliance is being placed, provided that you are able to obtain their permission. If this is not feasible, your present auditors should remove the reference to the other auditors in their opinion. Under these circumstances, you will need to obtain a new audit of the inception-to-date information or revise your financial statements to identify the cumulative activity as "un-audited."

Disclosure Controls and Procedures

4.   We note your statement, "Our Chief Executive Officer and Chief Financial
        Officer have reviewed the effectiveness of our "disclosure controls and
        procedures"…during the period covered by this report and have concluded that
        the disclosure controls and procedures *need to be improved* to ensure that material
        information relating to us is recorded, processed, summarized, and reported in a
        timely manner." Please amend your filing to comply with Item 307 of Regulation
        S-B which requires that your principal officers conclude on the effectiveness of
        your disclosure controls and procedures as of the end of the period covered by the
        report.

        Further, if you have concluded that your disclosure controls and procedures are
        not effective as of the end of the period covered by the report, please expand your
        disclosures to discuss the nature of the material weaknesses which were identified
        based on your evaluation, the impact on your financial reporting and control
        environment, and the steps you are taking to remedy the weaknesses. Please also
        address these points in your Form 10-QSB for quarter ended November 30, 2007.
        You may wish to refer to further guidance within the Division of Corporation
        Finance "Staff Statement on Management's Report on Internal Control over
        Financial Reporting," dated May 16, 2005, available on our website at the
        following address:

        http://www.sec.gov/info/accountants/stafficreporting.pdf

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.
        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744, or Nasreen Mohammed at (202) 551-3773, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief